INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

This Management’s Discussion and Analysis (“MD&A”) prepared as of May 11, 2009, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the three month financial period ended March 31, 2009, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2008 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended March 31, 2009.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

FIRST QUARTER HIGHLIGHTS

  11% increase in total quarterly production to 480,267 silver equivalent ounces (Ag eq oz) in the first quarter 2009 from 431,639 Ag eq oz in the first quarter 2008.

  6% and 14% increase in revenues for the three months ended March 31, 2009 to $6.3 million compared to $5.9 million for the three months ended March 31, 2008 and $5.5 million for the three months ended December 31, 2008.

  36% and 75% increase in earnings from mining operations(1) to $2.6 million (41% of revenue) in the first quarter 2009 from $1.9 million (32% of revenue) for the first quarter 2008 and $1.5 million (27% of revenue) for the fourth quarter 2008.

  Net cash provided by operating activities of $0.7 million in the first quarter 2009 compared to $0.3 million used in operating activities in the first quarter 2008.

  Adjusted EBITDA(2) income of $1.0 million for the three months ended March 31, 2009 compared to Adjusted EBITDA loss of $1.4 million for the three months ended March 31, 2008 and a loss of $0.7 million for the three months ended December 31, 2008.

  29% and 14% decrease in overall cash operating cost per silver ounce(3) to US$6.49 for the first quarter 2009 from US$9.20 for the first quarter 2008 and US$7.58 for the fourth quarter 2008.

  On January 26, 2009, announced re-opening of the eight mines closed during the fourth quarter 2008 with a profitable plan for 2009, restoring Topia to previous production levels.

  Successfully negotiated spot sales of Topia’s lead concentrate to Asian smelters through a trader at more favorable terms during Met-Mex Peñoles’ precious metals refinery strike (now over). New long term contracts, at more favourable terms, for the sales of Topia's concentrates are being negotiated to replace existing contracts which expire on May 31, 2009. The new terms are expected to be at reduced costs to Topia.

  Closed a private placement offering (the "Offering") of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. The financing proceeds were used primarily for additional working capital at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

  Underground drilling and mine development at Topia and Guanajuato proved the continuity of high grade silver-gold-lead-zinc mineralization that can be added to the new resource estimates expected in the second quarter of 2009.

(1)	“earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion)
(2)	“Adjusted EBITDA” is defined as earnings before interest expense, taxes, depletion and amortization, and stock-based compensation.
(3)	“cost per silver ounce” is calculated net of by-product credits

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	1

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

PRIMARY MINING PROPERTIES

Guanajuato Mine

Production from the Guanajuato Mine in the first quarter continued its positive trend with record silver grades in the ore. Quarterly metal production was 223,821 oz silver and 1,130 oz gold, or 311,105 Ag eq oz, from 31,732 tonnes of ore. This was the mine’s second highest quarterly production on record and represents a very good start to 2009. The average ore grades were 258 g/t Ag and 1.36g/t Au, with the silver grade being the highest to date. This represents a 2% increase in the silver grade when compared to the fourth quarter 2008 and a 37% increase in metal production over the first quarter 2008.

Plant performance at Guanajuato continued to be very satisfactory. Metal recoveries averaged 81.6% for gold and 84.9% for silver in the first quarter 2009 compared to 75.5% and 81.5%, respectively, in the first quarter 2008. Metal recoveries during the fourth quarter 2008 for gold and silver for were 83.1% and 85.8%, respectively. The quality of the concentrates remained high in the first quarter 2009 with grades of 11,675 g/t Ag and 59 g/t Au. All concentrates were sold with appreciably lower costs to a copper smelter closer to the mine.

The Guanajuato Mine is on target to continue with another record production year in 2009. Metal production is projected to be 1,070,000 oz silver and 5,300 oz gold, from 152,000 tonnes of ore at an average grade of 260g/t silver and 1.3g/t gold, as compared to 848,083 oz silver and 5,488 oz gold, from 155,079 tonnes of ore at 203g/t silver and 1.4g/t gold in 2008.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	2

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2009	2008	2008	2008	2008	2007	2007	2007

Tonnes milled	31,732	38,498	37,237	38,951	40,393	45,773	60,031	48,403

Production
Silver (ounces)	223,821	269,795	177,810	201,815	198,663	127,624	155,272	131,683
Gold (ounces)	1,130	1,479	1,166	1,474	1,369	946	1,147	903

Silver equivalent ounces
(Ag eq oz)(1)	311,105	343,738	236,097	275,515	267,132	174,906	212,617	176,828

Average ore grade
Gold (g/t)	1.36	1.44	1.26	1.50	1.40	0.86	0.84	0.80
Silver (g/t)	258	254	179	192	188	113	110	116

Metal recoveries
Gold	81.6%	83.1%	77.5%	78.3%	75.5%	72.0%	70.7%	72.4%
Silver	84.9%	85.8%	83.0%	84.0%	81.5%	77.1%	73.2%	73.3%

Concentrate grades
Gold (g/t)	58.92	74.14	63.96	72.65	44.13	31.55	32.95	28.19
Silver (g/t)	11,675	13,525	9,755	8,411	6,402	4,459	4,461	4,111

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Currently, mining is focused on the Cata Clavo, the Rayas Clavo and the Guanajuatito areas, all with high silver values. However, Guanajuato’s milling capacity allows for double the current throughput should a sufficient rise in metal prices justify the re-opening of lower grade areas such as San Vicente and Promontorio.

Mine site exploration was temporarily suspended in the fourth quarter of 2008. Underground definition drilling from current workings continues to improve the delineation of the Cata Clavo below the 460 level from current workings. Deeper exploration drilling will be resumed in the third quarter with the focus on the delineation of deep mineralization in the Rayas area. Deep drilling in the Cata Clavo in 2008 was very successful in extending high grade silver-gold mineralization to a depth of 600 metres.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	3

Mining of the Cata Clavo was completed between the 430 and the 417 levels, and continued on the 460 level. New development of the smaller North zone on 430 level identified an additional resource which is ready to exploit. Production from Cata was 16,940 tonnes of ore milled at grades of 306g/t silver and 1.44g/t gold. This represents over 60% of the current total metal mined at Guanajuato during the first quarter of 2009.

The revised production plan, implemented in the fourth quarter of 2008, continues to result in lower costs and higher ore grades. There is no lower grade production from the San Vicente and Promontorio areas and mining is focused on the higher grade areas of Cata, Rayas and Guanajuatito. Ore mined and milled during the first quarter of 2009, at 31,732 tonnes, was short of the production plan by 12% due to adverse ground conditions in the Guanajuatito area.

Mining at Guanajuatito focuses on the new resources of the Guanajuatito North Zone that are being mined from the 20 and 50 metre levels. The weaker shale wall rock on the hanging wall of the ore vein caused periodic mining delays in the first quarter. The mining method has since been modified, and a change to cemented rebar ground support has been implemented. Production from Guanajuato is expected to achieve or exceed target in the second quarter of 2009.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Guanajuato for the three months ended March 31, 2009 was a record low decreasing by 50% to US$5.21 from US$10.51 in the first quarter of 2008. The first quarter 2009 cost per ounce decreased by 13% from the fourth quarter 2008 cost of US$5.97. During the quarter, grades continued to improve, mine site efficiency measures introduced in the prior quarter continued to reduce mine operating costs, and the appreciation of the US dollar lowered our cash operating cost per ounce. The lower cash cost per ounce for the first quarter also reflects significantly reduced smelting and refining costs from the new customer contract negotiated in the fourth quarter of 2008.

Actual cash operating cost per ounce of silver is ahead of the projected cost of US$5.60 for 2009. The favourable smelting and refining charges are set for the year and higher metal production is forecasted during the latter half of the year. Provided gold prices remain strong and site costs continue to be controlled, the cash cost per ounce of silver is expected to remain at or below the current cost.

	2009	2008				2008
	Q1	Q4	Q3	Q2	Q1	FY
Cash production costs	$ 2,271,394	$ 2,698,674	$ 3,317,318	$ 3,338,391	$ 2,569,487	$ 11,923,870
Smelter and transportation	212,445	533,637	605,536	396,445	302,082	1,837,700
Cost of sales	$ 2,483,839	$ 3,232,311	$ 3,922,854	$ 3,734,836	$ 2,871,569	$ 13,761,570
By-product credits(1)	(1,126,276)	(1,195,890)	(874,426)	(1,424,682)	(1,006,329)	(4,501,327)
Cash operating costs	$ 1,357,563	$ 2,036,421	$ 3,048,428	$ 2,310,154	$ 1,865,240	$ 9,260,243
USD Cash operating costs A	1,090,149	1,597,805	2,941,723	2,287,281	1,861,517	8,688,326
Payable Silver Production B	209,282	267,517	177,351	235,881	177,080	857,829
USD Cost per Ounce of Silver A A/B	$ 5.21	$ 5.97	$ 16.59	$ 9.70	$ 10.51	$ 10.13

Topia Mine

Metals produced during the first quarter of 2009 totaled 110,814 oz of silver, 110 oz of gold, 488,754 lbs of lead and 600,245 lbs of zinc from milling 7,261 tonnes of ore. This equates to 169,162 Ag eq oz, which is a 24% increase from the fourth quarter of 2008 and a 28% increase from the first quarter of 2008. A quarterly record was established with silver production of 110,814 ounces. The grades of ore mined and milled were at record levels averaging 542 g/t Ag, 0.56 g/t Au, 3.3% Pb and 4.5% Zn compared to 419 g/t Ag, 0.53 g/t Au, 2.6% Pb and 3.1% Zn for the fourth quarter of 2008. Concentrate quality was also improved with the silver content of the lead concentrate at 8,707 g/t Ag, up from 8,324 g/t in the fourth quarter of 2008.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	4

The plant continues to operate well with metal recoveries of 87.5% for Ag, 84.1% for Au, 92.5% for Pb and 85.1% for Zn, which were marginally higher compared to 86.6% for Ag, 83.8% for Au, 89.9% for Pb and 83.8% for Zn in the fourth quarter of 2008. In addition to processing the 7,261 tonnes from the Company's mines, 3,327 tonnes were custom milled for a local miner. Custom milling utilizes plant capacity, increases revenue and reduces unit costs.

Ore quality and metal production continued to excel as the focus shifted to production stoping, with exploratory development limited to higher grade mining areas. Mining of the higher grade veins, particularly the Don Benito, Recompensa, San Gregorio and Rosario veins, yielded very high grade ore. The miners are doing an excellent job of mining cleanly to avoid shipping waste rock dilution with the ore. Incentive plans implemented in 2009 to encourage clean mining have been effective in improving Topia’s profitability.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2009	2008	2008	2008	2008	2007	2007	2007

Tonnes milled	7,261	7,511	9,701	8,649	9,457	8,528	9,509	7,407

Production
Silver (ounces)	110,814	89,168	105,235	85,320	86,476	82,850	65,884	58,270
Gold (ounces)	110	129	271	192	220	241	128	126
Lead (tonnes)	222	188	246	225	217	194	184	153
Zinc (tonnes)	276	249	370	218	237	202	204	189

Silver equivalent ounces
(Ag eq oz)(1)	169,162	153,585	208,589	160,557	164,507	171,823	148,490	133,522

Average ore grade
Gold (g/t)	0.56	0.53	0.79	0.85	0.80	0.90	0.59	0.63
Silver (g/t)	542	419	360	360	326	340	261	282
Lead (%)	3.30	2.62	2.96	2.82	2.80	2.63	2.11	2.31
Zinc (%)	4.47	3.06	4.06	2.93	2.89	3.16	2.63	2.95

Metal recoveries
Gold	84.1%	83.8%	88.5%	81.6%	78.0%	71.0%	71.4%	83.6%
Silver	87.5%	86.6%	88.7%	85.3%	86.4%	85.1%	82.4%	86.8%
Lead	92.5%	89.9%	92.2%	92.2%	90.8%	88.0%	91.4%	89.5%
Zinc	85.1%	83.8%	87.0%	86.0%	81.8%	84.1%	81.4%	86.5%

Concentrate grades
Gold (g/t)	7.59	8.96	13.39	13.69	12.64	14.05	11.75	12.01
Silver (g/t)	8,707	8,324	6,895	6,574	5,808	6,262	5,876	5,626
Lead (%)	58.62	55.34	60.87	58.12	55.06	52.99	56.44	51.67
Zinc (%)	9.81	9.46	8.95	8.12	7.25	10.07	10.34	10.13

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Late in 2008, the sharp fall in metal prices resulted in the temporary closure of all but four of the fourteen small, narrow-vein, mining operations at Topia to reduce costs. The Company only operated mines that were profitable. All but two of these mines have since been re-opened in 2009 with a reduced workforce, lower costs and higher grades. Mill throughput is estimated to be lower in 2009 at 28,780 tonnes compared to 35,318 tonnes in 2008 while metal output should be comparable to the prior year. Metal output for 2009 is estimated at 375,000 oz silver, 725 oz gold, 750 tonnes lead, and 840 tonnes zinc compared to 366,199 oz silver, 812 oz gold, 876 tonnes lead, and 1,074 tonnes zinc in 2008. Silver grades are projected to be approximately 460g/t in 2009, up from 370g/t in 2008, as the focus shifts from exploratory development towards the mining of higher grade veins.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	5

Topia’s first quarter metal production results are well ahead of target. The outlook for 2009 should improve and will be revised as changes to production forecasts and smelting charges are determined.

In January 2009, the Company announced that new underground exploration development has identified high grade silver, gold, lead, and zinc mineralization in the Gregorio and Rosario veins.

Development has exposed approximately 80 metres of strike length on the Gregorio vein (1,675 metre level) in the Durangueno area which has averaged grades of 1,299g/t silver, 0.41g/t gold, 5.54% lead, and 11.73% zinc with a 0.30 metre width. The Company has re-sampled shallow workings completed pre-1990 by Peñoles (Mina 8) along the Gregorio vein to the WSW. The samples have yielded average grades of 539g/t silver, 0.07g/t gold, 3.8% lead, and 0.56% zinc along a strike length of 50 metres and width of 0.49 metres. There is a 300- metre strike length of high grade mineralization which includes Mina 8 and the Company's development on the Gregorio vein. A series of old workings by Peñoles follow the Gregorio vein another 450 metres WSW. Further to the WSW, the Gregorio vein has been traced for one kilometre.

Underground development along a 55 metre strike length of the Rosario vein (1,675 metre level) in the Durangueno area has also averaged grades of 1,259g/t silver, 0.30g/t gold, 7.05% lead, and 5.82% zinc over a 0.39 metre width. Shallow workings by Peñoles at the 1,710 level, completed pre-1990 to the northeast on the Rosario vein, have been re-sampled by the Company indicating several zones of high grade mineralization. Results include 25 metres strike length with grades of 717g/t silver, 3.0% lead, and 5.24% zinc, and 25 metres strike length with grades of 861g/t silver, 3.22% lead, and 3.5% zinc. There is a 300 metre strike length of high grade mineralization which includes the Peñoles old 1,710 level and the Company's new development on the Rosario vein.

During 2004 and 2005 the Company drilled 7 surface holes targeting the Rosario vein below the present development. Comparisons between drill core and underground sampling indicate far better grades in the latter than indicated by drilling.

Since January 2009, exploration development has exposed greater vein widths on the extensions of the Gregorio and Rosario veins which is an increasing source of excellent grade mill feed for the Topia Mine. Production stopes will be prepared and will contribute to the ongoing expansion of silver production at Topia.

Topia focuses on the clean mining of high-grade narrow veins to further increase ore grade. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is towards stoping with strict grade control. Improved vein grades and widths are observed in many of the working places including the San Gregorio, Rosario, Don Benito, Recompensa and Cantarranas veins.

The quality of the lead and zinc concentrates increased in the first quarter of 2009. The lead concentrate averaged 58.6% Pb with a silver content of 8.7 kg/t, and the zinc concentrate averaged 55.3% Zn. A

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	6

reduction in smelting terms was negotiated with Met-Mex Peñoles until the end of May 2009 but the precious metals refinery strike which ended in April 2009, resulted in "force majeure" being declared on lead concentrate purchases. While the lead concentrate contract was suspended, the Company was able to negotiate lead concentrate sales to Asian smelters through a trader at more favorable terms. New long term contracts for the sale of Topia's concentrates are being negotiated to replace existing contracts. The new terms are expected to be at reduced costs to Topia.

Cost per ounce for the first quarter 2009 increased by 43% from US$6.42 in the first quarter of 2008 to US$9.18. However, this represents a 13% decrease compared to the 2008 annual cost of US$10.52 and a 26% decrease compared to the fourth quarter of 2008. The cost per ounce was forecasted to be in the range of US$11.00 to US$11.50 per Ag oz for 2009. Topia has reduced its site costs and has benefited from a weaker Mexican peso. It has mined significantly improved ore grades, and has reported record silver production. However, Topia’s cost per ounce increased over the prior year due to reduced by-product credits from lower lead and zinc prices and the increased cost of smelting and refining lead and zinc concentrates.

The Company is encouraged that the cost per ounce for the first quarter 2009 is lower than expected. Some early signs of a lead and zinc price recovery were seen in the first quarter of 2009. Additionally, the cost per ounce is expected to decrease further as a result of falling smelting and refining charges in the open market due to competition from Asian smelters. The Company has started to negotiate new concentrate purchase agreements which will be effective June 1, 2009 and will reflect more open market terms.

	2009	2008				2008
	Q1	Q4	Q3	Q2	Q1	FY
Cash production costs	$ 1,232,520	$ 1,116,884	$ 1,693,908	$ 1,465,618	$ 1,275,862	$ 5,552,272
Smelter and transportation	370,003	474,433	482,430	211,075	172,805	1,340,743
Cost of sales	$ 1,602,523	$ 1,591,317	$ 2,176,338	$ 1,676,693	$ 1,448,667	$ 6,893,015
By-product credits(1)	(464,398)	(288,220)	(953,702)	(655,837)	(910,567)	(2,808,326)
Cash operating costs	$ 1,138,125	$ 1,303,097	$ 1,222,636	$ 1,020,856	$ 538,100	$ 4,084,689
USD Cash operating costs A	913,936	1,102,939	1,182,487	1,010,748	537,026	3,833,200
Payable Silver Production B	99,543	88,572	109,228	82,854	83,668	364,322
USD Cost per Ounce of Silver A A/B	$ 9.18	$ 12.45	$ 10.83	$ 12.20	$ 6.42	$ 10.52

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project.

Mapimi Project

The Mapimi Project lies in the historic Mapimi Mining District of northeastern Durango and is bisected by a paved highway, offering easy access and electrical power. The property contains Great Panther’s largest NI43-101 compliant mineral resource, with 22.3 million ounces silver equivalent in the Measured and Indicated category and a further 6.3 million ounces silver equivalent in the Inferred category.

Exploration at Mapimi by the Company in 2008 led to the discovery of a buried zone of molybdenum mineralization, only one kilometre away from the silver-lead-zinc resource at La Gloria. The “moly” zone was subsequently expanded to approximately 250 metres in diametre and to a depth of about 200 metres.

A second discovery, of higher grade silver-lead-zinc, was made just to the north of here and may be of the carbonate replacement type, common to this region of Mexico.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	7

Both the La Gloria silver-lead-zinc resource and the new molybdenum zone are at or close to surface such that open pit mining could be considered if it can be demonstrated to be economic. The higher grade North Zone may ultimately make a positive contribution to this but more work is needed at the latter to better define and extend the mineralization. There remain many other targets on the property with the potential for additional resources.

The preliminary scoping study being undertaken to determine the potential viability of the newly enhanced resource at La Gloria and the recently discovered molybdenum zone is being updated to reflect volatile commodity prices and new smelter charges. No field work was conducted on the Mapimi Project in the first quarter 2009.

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

No field work was conducted on the property during the first quarter of 2009; however, Altair has indicated its intent to renew its option on the property. In accordance with the option agreement Altair issued 50,000 shares to Great Panther in February 2009 and the companies signed an extension for Altair to make the cash payment of $40,000 to Great Panther in May 2009.

SELECTED QUARTERLY INFORMATION

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	8

	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
				(Restated) (1)	(Restated) (1)	(Restated) (1)	(Restated) (1)	(Restated) (1)

Revenue	$ 6,274,321	$ 5,482,342	$ 4,350,334	$ 6,717,080	$ 5,895,682	$ 4,683,988	$ 4,109,019	$ 2,799,098

Cost of sales (excluding
amortization and depletion)	3,699,865	4,008,363	5,184,125	4,946,534	4,005,201	4,558,162	3,561,305	2,497,774

Earnings from mining
operations	2,574,456	1,473,979	(833,791)	1,770,546	1,890,481	125,826	547,714	301,324

General and administrative	1,212,767	1,526,782	1,179,785	1,623,617	1,635,411	1,434,779	1,173,228	865,295

Mineral property exploration
expenditures	176,086	348,155	2,185,155	2,008,224	1,786,392	1,861,899	1,471,620	2,194,382

Stock-based compensation	1,570,068	-	60,921	1,547,350	-	-	444,000	504,500

Loss for the period	(1,362,711)	(1,707,356)	(5,969,289)	(4,191,000)	(2,418,207)	(6,514,559)	(4,029,795)	(5,750,022)

Basic loss per share	(0.02)	(0.03)	(0.07)	(0.05)	(0.03)	(0.08)	(0.06)	(0.08)

Adjusted EBITDA (2)	964,438	(686,974)	(4,132,890)	(1,711,896)	(1,357,084)	(2,961,604)	(2,343,690)	(4,019,342)

Cash and cash equivalents	1,985,101	606,244	1,096,432	4,428,801	5,138,215	5,357,977	2,523,680	2,401,239

Total assets	22,017,921	21,379,188	22,252,668	26,606,300	29,785,424	31,053,110	27,056,293	26,135,796

Total long-term liabilities	11,616,591	8,114,969	8,394,049	7,524,997	7,559,322	7,551,286	3,899,345	1,464,614

Working capital	$ 1,062,995	$ 1,320,087	$ 2,287,522	$ 7,369,761	$ 9,481,430	$ 10,659,942	$ 6,813,319	$ 4,909,509

(1)	Revenue and cost of sales were restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales.
(2)

Adjusted EBITDA is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense. Refer to Non-GAAP Measures section for a reconciliation of standard and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

FIRST QUARTER DISCUSSION

The Company earned revenue of $6.3 million during the first quarter of 2009 compared to revenue of $5.9 million for the same period in 2008, an increase of 6%. This increase is largely attributed to the increase in production at both mines which is partially offset by a general decrease in metal prices. The combined metals output from Topia and Guanajuato for the first quarter was 480,267 Ag eq oz, an 11% increase compared with 431,639 for the first quarter in 2008. For the three months ended March 31, 2009, silver, gold, lead and zinc prices decreased by 29%, 2%, 60% and 52%, respectively, on a year over year basis.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	9

Revenue increased by $0.8 million, or 14%, during the first quarter 2009 compared to the fourth quarter 2008. This increase is primarily a result of higher silver and gold prices and reduced smelting and refining costs for Guanajuato. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings are reflected in the first quarter of 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first quarter of 2009. These increases are partially offset by a 3% quarter over quarter decrease in output from 497,323 Ag eq oz in the fourth quarter 2008 to 480,267 Ag eq oz in the first quarter 2009. Compared to the fourth quarter of 2008, average silver and gold prices for the first quarter of 2009 increased by 24% and 14%, respectively, while lead and zinc prices decreased by 7% and 1%, respectively.

While the Company significantly reduced its exploratory diamond drilling and development work at both mines, it continues to focus on developing and defining higher grade ore for mining.

Following the temporary closure of all but four small mining areas due to the sharp drop in metal prices, mining and exploratory development plans for Topia were reviewed, and all but two of the temporarily closed mining areas were re-opened during the first quarter of 2009. Exploratory development work continues on

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	10

many veins with priority on the San Gregorio, Rosario, Recompensa, Cantarranas and Don Benito veins, where good grades and better widths are already resulting in an increase in production.

At Guanajuato, shorter length underground drilling of the Cata Clavo continued to test extensions along strike from previous intersections.

Mining of the Cata Clavo at the 460-metre level continued, and exploratory development on a separate north zone at the 430-metre level was successful in outlining an additional mineralized zone. Exploratory development and raising on the down dip extensions of the Santa Margarita vein in the Rayas area has identified a gold-rich zone of mineralization. Mining of these new zones is underway in the second quarter of 2009.

Production in the North Zone of Guanajuatito is progressing on the 20 and 50 metre levels by cut-and-fill mining while the decline is being deepened further. Improved ground support methods have been implemented which will improve production in the second quarter of 2009.

Total plant throughput for the Topia and Guanajuato operations for the first quarter 2009 decreased by 15% to 38,993 tonnes from 46,009 tonnes in the fourth quarter 2008. Total throughput decreased by 22% compared to 49,850 tonnes for the first quarter of 2008. Reduced plant throughput reflects the changes to the mining plans to focus on higher grade areas to reduce the cost per ounce of silver production and increase profitability. Metal recoveries and concentrate qualities have also improved. These factors combined have resulted in improved metal production, revenues and earnings from both operations.

Cost of sales (excluding amortization and depletion) was $3.7 million for the three months ended March 31, 2009, compared to $4.0 million for the same period in 2008. The year over year decrease in cost of sales is primarily due to reduced mine operating costs as a result of mine site efficiency measures introduced in the fourth quarter of 2008. The Company also recognized in cost of sales, the reversal of the write-down of finished product to net realizable value in the amount of $0.2 million. On a per silver ounce basis, costs have decreased significantly as costs were reduced and grades improved. For the three months ended March 31, 2009, the Company had earnings from mining operations of $2.6 million compared to $1.9 million in the same period in 2008, an increase of 36%.

The total combined cash cost per ounce of silver produced was US$6.49 for the three months ended March 31, 2008, a 29% decrease compared to the combined cost per ounce of US$9.20 for the same period in 2008 and a 37% decrease compared to US$10.25 for the year ended December 31, 2008. The quarter over quarter decrease was achieved in spite of higher smelting and refining charges and lower by-product revenues due to sharply reduced metal prices. These additional costs and the shortfall in by-product revenues are partially off-set by reduced site-controlled cost of sales and increased custom milling. The

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	11

most significant factor contributing to the decreased cost per ounce is an increase of over 18% in payable silver production from both mines.

At US$6.49, the combine cash cost per ounce for the first quarter 2009 compares well to the previously published 2009 forecast of US$7.00 to 7.50.

Mineral property exploration costs for the three months ended March 31, 2009 were $0.2 million compared to $1.8 million for the same period in 2008. As part of the cost containment program implemented in the fourth quarter 2008, mine development not related to immediate production has been deferred and surface exploration drilling has been stopped on all projects.

General and administrative expenses were $1.2 million for the three months ended March 31, 2009 compared to $1.6 million for the same period in 2008. During the first quarter of 2008, the Company provided for $0.2 million of potentially uncollectible Value-Added Tax (“VAT”). Management reviewed the collectability of the VAT receivable and concluded no additional provision was required for the three months ended March 31, 2009. The remaining $0.2 million favourable variance is primarily due to a true-up of 2007 audit fees recorded in the first quarter of 2008 with no similar adjustment recorded in 2009.

The Company incurred $1.6 million in stock-based compensation expense for the three months ended March 31, 2009. During the first quarter of 2009, the Company granted 6,222,700 incentive stock options to employees, consultants, directors and officers. Of the options granted, 5,912,700 are exercisable at a price of $0.45 per share and 310,000 options are exercisable at a price of $0.52 per share. The Company also cancelled 4,556,700 incentive stock options exercisable at $0.90 and $1.42 per share which had been granted in prior years. No incentive stock options were granted during the first quarter of 2008.

For the first quarter 2009, the Company posted a foreign exchange loss of $0.2 million compared to a gain of $0.2 million in the corresponding period in 2008. This is mainly a result of the appreciation of the United States dollar during the first quarter 2009.

The loss for the three months ended March 31, 2009 was $1.4 million compared to a loss of $2.4 million for the same period in 2008. Earnings from mining operations improved by $0.7 million over the prior year as a result of the Company’s efforts to implement mine site efficiencies and increase production. The Company also realized $2.0 million in year over year savings as a result of cutting back its exploration program in response to current economic conditions and reduced general and administrative. The increase in earnings and savings are partially offset by $1.6 million in non-cash stock-based compensation expense resulting from the issuance of incentive stock options during the first quarter.

For the first time in its history, the Company is reporting a positive Adjusted EBITDA (as defined below in the “Non-GAAP Measures” section) of $1.0 million. This represents a 170% improvement from a loss of $1.4 million in the same period in 2008.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our Consolidated Statement of Operations for the first quarter of 2009 and fiscal 2008.

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	Quarter 1 2009			Quarter 1 2008			Fiscal 2008
				(Restated)			(Restated)
	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales	$ 1,413,309	$ 2,286,556	$ 3,699,865	$ 1,400,083	$ 2,605,118	$ 4,005,201	$ 6,113,947	$ 12,030,276	$ 18,144,223
Add/(subtract):
Smelting and refining	570,851	204,731	775,582	289,590	266,451	556,041	1,948,078	1,731,294	3,679,372
CAD Gross by-product revenue(1)	(713,455)	(1,133,724)	(1,847,179)	(1,071,983)	(1,006,329)	(2,078,312)	(3,602,243)	(4,501,327)	(8,103,570)
Cost of custom milling	(132,580)	-	(132,580)	(79,590)	-	(79,590)	(375,093)	-	(375,093)
CAD Cash Operating Costs	1,138,125	1,357,563	2,495,688	538,100	1,865,240	2,403,340	4,084,689	9,260,243	13,344,932
USD Cash Operating Costs A	$ 913,936	$ 1,090,149	$ 2,004,086	$ 537,026	$ 1,861,517	$ 2,398,543	$ 3,833,200	$ 8,688,326	$ 12,521,526
Payable Silver Production B	99,543	209,282	308,825	83,668	177,080	260,748	364,322	857,829	1,222,151
USD Cash Cost per Ounce of Silver A/B	$ 9.18	$ 5.21	$ 6.49	$ 6.42	$ 10.51	$ 9.20	$ 10.52	$ 10.13	$ 10.25

	Quarter 4 2008			Quarter 3 2008			Quarter 2 2008
							(Restated)
	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales	$ 1,290,676	$ 2,717,687	$ 4,008,363	$ 1,840,267	$ 3,343,858	$ 5,184,125	$ 1,582,921	$ 3,363,613	$ 4,946,534
Add/(subtract):
Smelting and refining	591,745	514,624	1,106,369	757,237	578,996	1,336,233	309,506	371,223	680,729
CAD Gross by-product revenue	(435,351)	(1,195,890)	(1,631,241)	(1,301,338)	(874,426)	(2,175,764)	(793,571)	(1,424,682)	(2,218,253)
Cost of custom milling	(143,973)	-	(143,973)	(73,530)	-	(73,530)	(78,000)	-	(78,000)
CAD Cash Operating Costs	1,303,097	2,036,421	3,339,518	1,222,636	3,048,428	4,271,064	1,020,856	2,310,154	3,331,010
USD Cash Operating Costs A	$ 1,102,939	$ 1,597,805	$ 2,700,744	$ 1,182,487	$ 2,941,723	$ 4,124,210	$ 1,010,748	$ 2,287,281	$ 3,298,029
Payable Silver Production B	88,572	267,517	356,089	109,228	177,351	286,579	82,854	235,881	318,735
USD Cash Cost per Ounce of Silver A/B	$ 12.45	$ 5.97	$ 7.58	$ 10.83	$ 16.59	$ 14.39	$ 12.20	$ 9.70	$ 10.35

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	13

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses. As the Company is in a loss position, stock-based compensation has an anti-dilutive effect on equity.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2009 and 2008 financial statements:

	Q1 2009	Q1 2008
Loss for the period Recovery of income taxes Interest expense Amortization and depletion of mineral properties, plant and equipment	$ (1,362,711) (429,987) 323,373 863,695	$ (2,418,207) (204,526) 273,025 992,624
Standardized EBITDA Stock-based compensation	(605,630) 1,570,068	(1,357,084) -
Adjusted EBITDA	$ 964,438	$ (1,357,084)

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements of the Company for the three months ended March 31, 2009 were prepared in accordance with GAAP on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the three months ended March 31, 2009 and 2008, the Company recorded losses of $1.4 million and $2.4 million. Cash from operations was $0.7 million during the first quarter 2009 compared cash used in operations of $0.3 million for the same period in 2008. As at March 31, 2009, the Company had an accumulated deficit of $60.3 million and a working capital balance of $1.0 million. While the Company’s financial position has improved over the prior year, these conditions and the continuing uncertainty in the current economic environment raise substantial doubt about the Company’s ability to continue as a going concern.

In response to worsening economic and market conditions in the last quarter of 2008, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with a new smelter, reducing its staff levels, and considering other financing alternatives for its operations. During the first quarter of 2009, the Company raised $0.9 million through the issuance of additional equity.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	14

For 2009, Great Panther plans to produce 2.07 million Ag eq oz and invest $3.1 million in capital and exploration expenditures. Considering the decline in metal prices in the latter part of 2008 combined with the current volatile and uncertain business environment, there is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months. If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without raising any additional capital during the next twelve months. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Great Panther does not have access to any lines of credit nor does the Company have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow from operating activities, after working capital adjustments, was $0.7 million for the three months ended March 31, 2009 compared to cash used in operating activities of $0.3 million during the same period in 2008. This represents a 311% year over year improvement which is largely attributable to savings from mine site efficiencies, reduced smelting costs, reduced exploration, and savings in general and administrative expenses.

Investing Activities

For the three months ended March 31, 2009, the Company had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $0.2 million compared to $0.3 million for the three months ended March 31, 2008.

The Company plans to invest $2.1 million in capital expenditures in 2009.

Financing Activities

Cash flow from financing activities was $0.9 million for the three months ended March 31, 2009. In January 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. The Company received $85,000 of the gross proceeds in 2008. Each Unit comprised one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company paid financing fees totaling $55,451 of which $50,400 relates to finders’ fees. The Company also issued 169,050 finder's warrants, which are exercisable at $0.35 until January 22, 2010.

The financing proceeds were primarily used for additional working capital at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

For the three months ended March 31, 2008, cash received from financing activities was $0.4 million representing proceeds from the exercise of options.

OUTLOOK

The Company forecasts a further 20% increase in silver production in 2009, up from the record 1.21 million ounces produced in 2008 from its two mines. The estimated total metal production for 2009 includes 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc, or 2.07 million Ag eq oz, up from 1.81 million Ag eq oz in 2008. The 2009 planned production from Guanajuato shows improvement during the balance of the year and with Topia’s production expected to build on its excellent start, the forecast will be achieved or exceeded. The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production. The Company has used metal prices of $11/oz Ag, $850/oz Au, $0.50/lb Pb and $0.50/lb Zn for 2009 silver equivalent calculations.

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The cash operating cost per oz of silver, net of by-product credits, in the first quarter of 2009 was US$6.49 compared to the 2009 forecasted range of US$7.00 to US$7.50 per oz. This is well below current metal prices and represents a significant improvement on the 2008 actual cost of US$10.25. The cost per oz of silver is dependent upon mine site operating costs and silver production, as well as the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits. Spot sales of Topia lead concentrates to a trader for shipment to Asian markets during the recent refinery strike at Met-Mex Peñoles has opened the market for the zinc and lead concentrates at much improved, more competitive terms. The cost of smelting and refining Topia’s concentrates is expected to decrease further in the latter half of 2009.

If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital, will be sufficient to fund the Company’s operations without raising any additional capital during the next twelve months. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Both operations have started 2009 with positive production results, lower costs and higher ore grades, with the potential to further increase production. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The mines remain on target to achieve the estimated total metal production for 2009.

Guanajuato Mine

The Guanajuato Mine achieved several records for the year 2008, and is expected to continue with another record year in 2009. Metal production is projected to be 1,070,000 oz silver and 5,300 oz gold, from 152,000 tonnes of ore at an average grade of 260g/t silver and 1.3g/t gold, as compared to 848,083 oz silver and 5,488 oz gold, from 155,079 tonnes of ore at 203g/t silver and 1.4g/t gold in 2008. Although the first quarter production is short of this forecast, the production plan for the remainder of the year shows that these targets will be achieved.

Unit costs have improved significantly over the last two quarters. Compared to US$16.59 per ounce of silver in the third quarter 2008, the cost per ounce for the fourth quarter 2008 and first quarter 2009 were US$5.97 and US$5.21, respectively. This improvement in cost per ounce is expected to continue for the remainder of 2009. Mine operating costs have been reduced by a number of mine site efficiency measures; the depreciation of the Mexican peso has effectively lowered site costs further; smelting and refining costs will remain competitive as a result of the Company’s contract to sell Guanajuato concentrates to a copper smelter until 2010; and the value of gold as a by-product remains strong. The average operating cost at Guanajuato is estimated at US$5.60 for the full year 2009, down from US$10.13 for the full year 2008.

Production from the lower grade San Vicente and Promontorio areas was stopped in the fourth quarter of 2008 and is not anticipated to restart in the 2009 plan. Mining is focused on the Cata Clavo, the Rayas Clavo and the Guanajuatito areas, all with much higher silver values. Nevertheless, the milling capacity allows for double the current throughput and, should metal prices rise to justify the re-opening of lower grade areas, production may be increased further.

Mine site exploration that was temporarily suspended in the fourth quarter of 2008 will resume as soon as practical with the focus on the delineation of deep mineralization in the Rayas area. Deep drilling in the Cata Clavo in 2008 was very successful in extending high grade silver-gold mineralization to a depth of 600 metres and much of the mine's current production comes from this area. A new resource estimate for the Cata Clavo is expected in the second quarter 2009.

Topia Mine

Having temporarily closed of all but four of the fourteen small, narrow-vein mining operations at Topia in order to reduce costs late in 2008, all but two of these mines have since been re-opened with a reduced workforce, lower costs and higher grades. While mill throughput is estimated to be lower in 2009 at 28,780 tonnes compared to 35,318 tonnes in 2008, metal output is estimated to be at least 375,000 oz silver, 725 oz gold, 750 tonnes lead, and 840 tonnes zinc compared to 366,199 oz silver, 812 oz gold, 876 tonnes lead, and 1,074 tonnes zinc in 2008. Silver grades are projected to be 460g/t in 2009, up from 370g/t in 2008, as the focus shifts from exploratory development towards the mining of higher grade veins. First quarter silver

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	16

grades averaged 542g/t and it is likely the average will be higher than forecast as the incentives for clean mining will be maintained.

Topia's unit cost to produce silver was adversely impacted by reduced by-product credits from significantly lower lead and zinc prices and the increased cost of smelting and refining lead and zinc concentrates. Base metal prices have shown some ability to strengthen and the operation is generating a positive cash flow. Topia will benefit further from any upturn in base metal prices. The operations have reduced site costs, increased the ore grades, and the exchange rate has helped to further reduce unit operating costs, as expressed in US dollars. The smelting and refining contracts will be renegotiated in mid-2009 and further reductions in terms are anticipated. The average operating cost for 2009 at Topia was forecast to be in the range of US$11.00 to US$11.50 per oz Ag, net of by-product credits. The cost in the first quarter 2009 was US$9.18 per ounce of silver and is expected to decrease further through reduced smelting and refining charges. While Topia’s unit cost remains less favourable than that of the Guanajuato Mine, operating cash flow at Topia is supplemented by revenue from increased custom milling for other small mines in the Topia District.

Exploration at Topia in 2009 is expected to be restricted mainly to underground development on the higher grade veins. Little surface drilling is required at present as the Company has delineated sufficient resources and would only be considered where there is high probability to delineate resources where their exploitation would increase mine production.

Both of Great Panther's mining operations are now generating positive operating cash flow, and the Company will benefit from the expected improvement in metal prices. The Company is one of the fastest growing silver producers in the industry, having grown from a modest 313,000 oz in 2006, its first year of silver production, through 801,000 oz in 2007 to 1,214,000 oz in 2008.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Q1	Q1
	2009	2008

Consulting fees paid or accrued to companies
controlled by directors of the Company	$122,422	$132,626

Consulting fees paid or accrued to companies
controlled by officers of the Company	$50,682	$59,895

Cost recoveries received or accrued from a company
with a common director of the Company	$14,407	$46,686

Office and administration fees paid or accrued to a
company controlled by a director of the Company	$12,511	$9,788

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets. The new standard establishes guidelines for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard also provides guidance for the treatment of various preproduction and start-up costs and requires that these costs be expensed as

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	17

incurred. Concurrent with the adoption of this standard CICA Emerging Issues Committee Abstract 27 (“EIC-27”), Revenues and Expenditures in the Pre-operating Period, was withdrawn.

The adoption of this Section did not have a significant effect on the Company’s financial statements.

(b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company’s financial statements.

(c)	Mining Exploration Costs

EIC-174, Mining Exploration Costs, provides guidance on the accounting and the impairment review of exploration costs. The application of this EIC did not have an effect on the Company’s financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

We have begun planning our transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been largely completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS” (“IFRS 1”).

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. The Company has begun the detailed assessment of the changes required under IFRS and has begun identifying relevant action items to address these changes. The consideration of relevant accounting policy choices has also commenced. It is not known whether the adoption of IFRS will have a significant impact on information systems requirements. The Company is assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS. As part of Phase Two, information systems plans will be prepared for implementation in Phase Three if necessary. The extent of the impact on the Company’s information systems is not reasonably determinable at this time.

GREAT PANTHER RESOURCES LIMITED FIRST QUARTER 2009 (UNAUDITED)	18

..

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the latter part of 2009, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 86,779,521 common shares issued and 10,349,250 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 100,459,074.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2008 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable

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at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

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